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                                                                  EXHIBIT (a)(4)

                               KOO KOO ROO, INC.
                         11075 SANTA MONICA BOULEVARD
                                   SUITE 225
                         LOS ANGELES, CALIFORNIA 90025

                                                                 October 9, 1996


To our Warrantholders:

     Koo Koo Roo, Inc. is offering to purchase any and all outstanding $5.70 Warrants to Purchase Common Stock expiring May 31, 1998 and $5.75 Warrants to Purchase Common Stock expiring May 31, 1998 (collectively, the "Warrants") at a price, net to the seller in cash, without interest thereon, of $2.00 per Warrant, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 1996 (the "Offer").

     The Company granted the holders of the Warrants certain registration rights in connection with the private placements of the Warrants, including the right to be included in any registration statement filed after August 15, 1996. The Company has no plans to file such a registration statement at this time. To date, neither the Warrants nor the common stock, $.01 par value of the Company (the "Common Stock"), into which the Warrants are exercisable has been registered under the Securities Act of 1933, as amended. As an accommodation to the holders of the Warrants, the Company is offering to repurchase the Warrants at a price of $2.00 per Warrant.

     Holders who elect not to participate in the Offer will continue to hold unregistered Warrants that may not be sold or offered other than pursuant to an effective registration statement under the Securities Act or an exemption therefrom. If the Warrant or the shares of Common Stock underline the Warrants are not registered by August, 1997, the Company will permit the Warrantholders to make cashless exercises of the Warrants if they so elect in order that the Common Stock issuable upon exercise thereof will be eligible for sale in accordance with, and subject to the limitation of, Rule 144 promulgated under the Securities Act.

     On October 7, 1996, there were 1,197,863 Warrants and 15,174,017 shares of Common Stock issued and outstanding. If, on October 3, 1996, all 1,197,863 Warrants were converted into Common Stock on a one-for-one basis and there were 15,174,017 shares of Common Stock issued and outstanding, the 1,197,863 shares of Common Stock into which such Warrants were exercised would represent approximately 8% of the issued and outstanding Common Stock of the Company. Owners of the Warrants are not under any obligation to accept the Offer to sell their Warrants to the Company pursuant to the Offer.

     The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender Warrants, the instructions for tendering are also set forth in detail in the enclosed materials. I urge you to read these materials carefully before making any decision with respect to the tender offer.

     EACH WARRANTHOLDER SHOULD MAKE HIS OR HER OWN DECISION WHETHER TO TENDER WARRANTS AND, IF SO, HOW MANY WARRANTS TO TENDER.

     If you have any questions regarding the tender offer, please call Ronald Garber at the Company at (310) 479-2080.

                                  Very truly yours,



                                  Kenneth Berg
                                  Chief Executive Officer